Secretary's Certificate

Ninetowns Digital World Trade Holdings Limited
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681
George Town
Grand Cayman
British West Indies

We, Codan Trust Company (Cayman) Limited, Assistant Secretary of **Ninetowns Digital World Trade Holdings Limited** (the "Company") **DO HEREBY CERTIFY** the following is a true copy of the Annual General Meeting passed by the Shareholders of the Company on 15th day of September, 2006 and that such resolutions have not been modified, amended, or rescinded sine their adoption and are in full force and effect as of the date hereof.

II. Special resolutions

(a) Change of Company Name

RESOLVED THAT the change of the English name of the Company to "Ninetowns Internet Technology Group Company Limited" and the Chinese name of the Company to "九城網絡技術集團有限公司" was approved.

(b) Amended and Restated Memorandum and Articles of Association

RESOLVED THAT the Amended and Restated Memorandum and Articles of Association in the form attached was approved and adopted in substitution for and to the exclusion of the existing Memorandum and Articles of Association.

Krysten Lumsden
for and on behalf of
Codan Trust Company (Cayman) Limited
Assistant Secretary

REGISTRAR OF COMPANIES
SEP 27 2006
CAYMAN ISLANDS

Dated this 27th day of September, 2006